FILED BY NOKIA CORPORATION

PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933

SUBJECT COMPANY: ALCATEL-LUCENT

COMMISSION FILE NO. 001-11130

Video - Rajeev Suri, CEO of Nokia

On the eve of Nokia’s one-hundred and fiftieth anniversary, I am pleased to be able to share some very exciting news.

Today we announced that we have reached an agreement to join with Alcatel-Lucent, a company with a history that is as long, proud and storied as our own; a company with deep roots in France, the United States and many other countries; a company that we are proud to bring into the Nokia family.

We plan to keep the Nokia name, but let there be no doubt that we want to share the best of both companies as we come together.

With this transaction we expect to create an innovation leader in next generation technology and services for the connected world … a company with a strong presence in many parts of the world and with deep European heritage.

We aim to create a global leader that will have unparalleled innovation capabilities and deep expertise in the technologies of tomorrow.  Just think about the possibilities of Bell Labs and Nokia FutureWorks together. All together, just think about the possibilities of more than forty-thousand R&D employees, and a combined annual spend of 4.7 billion euros.

And add to this Nokia Technologies. TECH, as we call it, is a great source of innovation, expertise and intellectual property.  Nokia Technologies will continue on its current path, with a clear focus on incubating new technologies and sharing those technologies through an active licensing program, independently of our networks business.

We expect to create a global leader that has the scope to enable seamless connectivity for people and things wherever they are.

We expect to create a global leader with the scale to pursue top positions in every area we choose to compete in, to drive profitable growth, meet the needs of global customers, develop new technologies and create value for our shareholders.

We expect to create a global leader with deep relationships with customers in most parts of the world and immediate capabilities to solve the most pressing challenges of customers both old and new; a company positioned to open up new markets and new customers, spanning telco, cable, internet, governments, enterprise and industry verticals.

We expect to create a global leader with a passion for operational excellence and creating value for customers and shareholders alike. For evidence of this, look no further than Nokia’s dramatic transformation in recent years and the remarkable success of Alcatel-Lucent’s Shift Plan.

We know how to integrate, we know how to operate extremely efficiently, and we know how to deliver synergies fast.

Also today we announced that we have initiated a strategic review of HERE, our [mapping and location intelligence] business. We are proud of HERE and continue to see it in a strong position to grow in the coming years. But, as we plan to add Alcatel-Lucent, a review is simply a prudent step, and we will evaluate options for HERE in order to make the best possible decisions for our shareholders.

[PAUSE]

As exciting as the Alcatel-Lucent transaction is, as many benefits as it will bring, I also know that change can also be disruptive.  Let me address that topic head-on.

To our customers, we will keep our focus where it matters: on you.  We have learned the challenges of integrating companies, and are prepared to take those learnings and make this one as seamless as possible.

We also know that technology has moved on since earlier industry deals, allowing faster and easier transition to the latest products and software.

To our employees, the talk of synergies will cause concern.  And, I will be open that there are areas of overlap and that means headcount reductions will be required.  But, we will target savings from other areas as well — such as procurement — so employees do not bear the brunt of the change alone.  And, where reductions are necessary, we will do our best to manage them in an open and fair way.

To the communities in which we operate, this transaction is expected to create an even stronger company.  Yes, changes will have to come, but we see our long-term position as stronger than ever — and that is good for you and good for all of our stakeholders.

To our new friends in France, we are pleased to join with you … and I believe we share the same ambition, the ambition to strengthen the technology ecosystem, and drive new innovation in your country.

To our partners, we still want to work with you.  We are of the firm belief that partnerships are essential to our success, and that the telco ecosystem needs more partnerships, not less.

And, to our shareholders, I share my firm belief that this is the right deal, with the right logic, at the right time.

[PAUSE]

Nokia has gone through many transformations in its 150 year history and my colleagues and I know that we are stewards of a remarkable legacy.  Now, when this transaction closes, we will have the responsibility to be stewards of another legacy, that of Alcatel-Lucent.

And, together, we will have the opportunity to build something that delivers benefits well beyond the confines of our offices and labs.

Together, we have the opportunity to build the foundation of what we call the “programmable world,” a world where connected things combine in extraordinary ways.

Ways that make our planet cleaner and safer.

Ways that create new possibilities for people and business.

Ways that enable efficiency and opportunity.

Ways that improve lives.

These are exciting times.

Thank you for your time, thank you for listening.

* * *

FORWARD-LOOKING STATEMENTS

This communication contains forward-looking statements that reflect Nokia’s current expectations and views of future events and developments. Some of these forward-looking statements can be identified by terms and phrases such as “anticipate,” “should,” “likely,” “foresee,” “believe,” “estimate,” “expect,” “intend,” “continue,” “could,” “may,” “plan,” “project,” “predict,” “will” and similar expressions. These forward-looking statements include statements relating to: the expected characteristics of the combined company; the expected results of the combined group; the expected benefits of the proposed transaction, including related synergies and value creation; Nokia’s future position in the industry; Nokia’s ability to innovate and be an innovation leader in next generation technology and services; Nokia’s ability to create a global leader, drive profitable growth and open new markets; and the strategic review of HERE. These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond our control, which could cause actual results to differ materially from such statements. These forward-looking statements are based on our beliefs, assumptions and expectations of future performance, taking into account the information currently available to us. These forward-looking statements are only predictions based upon our current expectations and views of future events and developments and are subject to risks and uncertainties that are difficult to predict because they relate to events and depend on circumstances that will occur in the future. Risks and uncertainties include: the ability of Nokia to integrate Alcatel-Lucent into Nokia operations; the performance of the global economy; the capacity for growth in internet and technology usage; the consolidation and convergence of the industry, its suppliers and its customers; the effect of changes in governmental regulations; disruption from the proposed transaction making it more difficult to maintain relationships with customers, employees or suppliers; and the impact on the combined company (after giving effect to the proposed transaction with Alcatel-Lucent) of any of the foregoing risks or forward-looking statements, as well as other risk factors listed from time to time in Nokia’s and Alcatel-Lucent’s filings with the U.S. Securities and Exchange Commission (“SEC”).

The forward-looking statements should be read in conjunction with the other cautionary statements that are included elsewhere, including the Risk Factors section of the Registration Statement (as defined below), Nokia’s and Alcatel-Lucent’s most recent annual reports on Form 20-F, reports furnished on Form 6-K, and any other documents that Nokia or Alcatel-Lucent have filed with the SEC. Any forward-looking statements made in this communication are qualified in their entirety by these cautionary statements, and there can be no assurance that the actual results or developments anticipated by us will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, us or our business or operations. Except as required by law, we undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

IMPORTANT ADDITIONAL INFORMATION

This communication relates to the proposed public exchange offer by Nokia to exchange all of common stock and convertible securities issued by Alcatel-Lucent for new ordinary shares of Nokia. This communication is for informational purposes only and does not constitute or form part of any offer to exchange, or a solicitation of an offer to exchange, all of common stock and convertible securities of Alcatel-Lucent in any jurisdiction.  This document is not  a substitute for the tender offer statement on Schedule TO or the preliminary prospectus / offer to exchange included in the Registration Statement on Form F-4 (the “Registration Statement”) to be filed with the SEC, the Solicitation / Recommendation Statement on Schedule 14D-9 to be filed with the SEC, the listing prospectus of Nokia to be filed with the Finnish Financial Supervisory Authority or the tender offer document to be filed with the Autorité des marchés financiers (including the letter of transmittal and related documents and as amended and supplemented from time to time, the “Exchange Offer Documents”). The proposed exchange offer referenced in this document has not yet commenced.  No offering of securities shall be made in the United States except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933. The tender offer will be made only through the Exchange Offer Documents.

The making of the proposed exchange offer to specific persons who are residents in or nationals or citizens of jurisdictions outside France or the United States or to custodians, nominees or trustees of such persons (the “Excluded Shareholders”) may be made only in accordance with the laws of the relevant jurisdiction. It is the responsibility of the Excluded Shareholders wishing to accept an exchange offer to inform themselves of and ensure compliance with the laws of their respective jurisdictions in relation to the proposed exchange offer.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE EXCHANGE OFFER DOCUMENTS AND ALL OTHER RELEVANT DOCUMENTS THAT NOKIA OR ALCATEL-LUCENT HAS FILED OR MAY FILE WITH THE SEC, AMF, NASDAQ OMX HELSINKI OR FINNISH FINANCIAL SUPERVISORY AUTHORITY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION THAT INVESTORS AND SECURITY HOLDERS SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING THE PROPOSED EXCHANGE OFFER.